[TRIBUNE LOGO APPEARS HERE]                    [KNIGHT RIDDER LOGO APPEARS HERE]
                      [CAREER BUILDER LOGO APPEARS HERE]



                    CAREERBUILDER, KNIGHT RIDDER AND TRIBUNE
                          FORM RECRUITMENT POWERHOUSE

RESTON, July 17, 2000 - Knight Ridder and Tribune Company, two of the nation's leading media companies, announced today they have agreed to acquire CareerBuilder, Inc. for $8.00 per share in cash, as well as CareerPath.com, Inc. to create one of the most powerful local and national online recruitment networks. These transactions will bring together CareerBuilder's patented e-cruiting technology, talent and its already substantial syndicated career network with the local market strength of Knight Ridder and Tribune and the significant content and audience reach of CareerPath. This will establish the CareerBuilder Network as the nation's most targeted online career marketplace.

The newly expanded CareerBuilder Network will service the company's 100,000 plus local employer customer base - from start-ups to Fortune 100s, provide access to over 1.5 million resumes and millions of quality candidates, and deliver 5 times more jobs than the closest major competitor. In addition, recruiters will get one stop access for posting jobs with 100 of the Web's most widely visited sites. The combined companies' assets enable CareerBuilder to take precision targeting to the local level - where more than 80% of job seekers search for employment. This agreement will also lead to the creation of new and exciting online and offline recruitment services that will deliver the ultimate one-stop solution for employers.

Tribune and Knight Ridder, leaders in online local information and services, plan to use their powerful local brands, local sales teams and existing customer relationships to help establish CareerBuilder as the leading force in the burgeoning online recruitment industry.

"This transaction provides value to CareerBuilder stockholders and strengthens CareerBuilder's business. This next evolution of the online career marketplace supersedes the first generation recruitment products and sites. For consumers it means the most powerful career management experience, featuring the most sophisticated job search tools that are easy to use and truly harness the awesome power of the Internet. For employers, it means bringing more targeted candidates in vs. filtering volumes of candidates out. This new generation of tools and technology simplifies their ability to quickly target the right candidate for the right job," said Rob McGovern, CareerBuilder, Chairman and CEO.

Dan Finnigan, president of KnightRidder.com, operator of the Real Cities Network said, "This new venture enables us to create a win-win solution for advertisers, recruiters, consumers and the companies involved. Tribune and Knight Ridder bring powerful ingredients to the success of CareerBuilder -- our extensive local recruitment listings, existing tools from our online classified products and our world-class sales force of print and online reps."

"By combining CareerBuilder's management team, technology, and sales capabilities with CareerPath's audience reach as well as Knight Ridder's and Tribune's strong local market presence and deep customer relationships, we create a formidable competitor in the Internet recruitment marketplace on both the national and local levels," said David Hiller, president, Tribune Interactive. CareerBuilder's established market position and business model advances our online recruitment efforts and puts us on the fast track to delivering the next generation solutions to our customers."

"The online recruitment business is a multi-million dollar industry with explosive growth," said McGovern. "Forrester Research predicts that online classifieds will increase from $1.2 billion of online ad spending in 2000 to $8.2 billion by 2005. Recruitment classifieds count for 50% of that growth. This is another indication that the timing is right for a recruitment business that can act fast, fluid and flexible to do what's best to compete and grow with the market. This arrangement is just that."

"The expanded CareerBuilder Network is uniquely positioned to break through to the next level and deliver on the total integration of online and offline tools," added McGovern. "So when an employer needs to hire a financial analyst in Los Angeles they can make one call to the LA Times and their advertisement will appear in the Sunday classified section, latimes.com, careerbuilder.com, MSN.com, BayArea.com and Bloomberg.com. That's what you call precision targeting--bringing jobs to where quality candidates live."

Under the CareerBuilder merger agreement, a company jointly-owned and financed by Tribune and KnightRidder.com will make a cash tender offer for all outstanding shares of CareerBuilder common stock at $8.00 per share in cash. The aggregate consideration in the CareerBuilder transaction is expected to be approximately $200 million. The economic terms of the CareerPath transaction were not disclosed.

The tender offer is expected to commence within 7 business days of this announcement, and will be followed by a second step merger in which shares not tendered will be converted into the right to receive the same $8.00 per share in cash. The companies expect the merger to be completed in the third or fourth quarter of 2000. Rob McGovern, CareerBuilder, Chairman and CEO, and James Winchester, a Senior Vice President of CareerBuilder, have agreed to make a substantial investment in the private company when the transaction is completed.

The CareerBuilder tender offer is conditioned on, among other things, Tribune and KnightRidder.com acquiring at least a majority of the outstanding stock of CareerBuilder. Holders of approximately 44% of the outstanding shares of CareerBuilder have agreed to tender their shares in the offer and to vote their shares in favor of the merger agreement and against any other transaction, subject to the provisions of the agreement. The CareerPath merger is subject to the closing of the CareerBuilder transaction. Both transactions are subject to other customary conditions, including Hart-Scott-Rodino clearance.

The CareerBuilder merger agreement was unanimously approved by the CareerBuilder's Board of Directors based, among other things, on the unanimous recommendation of an independent Special Committee of the Board.

For online press kit, facts and further CareerBuilder Network information, please visit: http://www.careerbuilder.com/announcement/

Note: An investor's conference will be held at 12:00pm EDT, 11:00am CDT. Details available on First Call.

CareerBuilder Inc. (Nasdaq: CBDR) is the leading provider of targeted online recruiting, attracting 3 million unique visitors to the CareerBuilder Network. CareerBuilder's trademark technology, including its Mega Job SearchSM, provides one-stop-shopping for all candidates' career needs. Only through the CareerBuilder Network can employers target both active and passive job seekers through 30 of the Web's most popular brands including MSN, Bloomberg, USA TODAY, NBC, Ticketmaster Online- CitySearch and its flagship career center, careerbuilder.com. Employer customers include AT&T, AOL, Merrill Lynch, Ernst & Young and EDS. CareerBuilder is located in Reston, Virginia, with offices nationwide. Visit us today at http://www.careerbuilder.com.

CareerBuilder is a registered trademark of Careerbuilder Inc. Mega Job Search, and "my careerbuilder" are service marks of Careerbuilder, Inc. All other trademarks mentioned in this document are the property of their respective owners. SOURCE CareerBuilder, Inc.

Knight Ridder (NYSE: KRI) is the nation's second-largest newspaper publisher, with products in print and online. The company publishes 32 daily newspapers in 28 U.S. markets, with a readership of 8.7 million daily and 12.9 million Sunday. Knight Ridder also has investments in a variety of Internet and technology companies and two newsprint companies. KnightRidder.com, its Internet subsidiary, manages the company's Internet operations. These include a variety of online services, among them Real Cities, a national network of local and regional Web sites. Real Cities services include news, classified ads, entertainment, shopping, search, community publishing, Internet access and archives. The network comprises 28 KnightRidder.com regional Web sites including content from 31 Knight Ridder owned newspapers. In addition the network includes 8 non-Knight Ridder partners enabling it to cover 36 U.S. markets. Both
Knight Ridder and KnightRidder.com are headquartered in San Jose, Calif.

Tribune (NYSE: TRB) is a leading media company with businesses in 23 major U.S. markets, including 18 of the top 30. Through its television and radio broadcasting, publishing and interactive operations, Tribune reaches nearly 80 percent of U.S. households daily. Tribune Interactive operates leading interactive news and information sites in major markets across the United States, and ranks among the top 25 news/information/entertainment networks in the United States. Tribune Ventures is an industry leader in venture partnerships with new-media and technology companies. Tribune has $6 billion in revenues and more than 30,000 employees. A Fortune 500 company in 2000, Tribune, for the third straight year, ranked No. 1 among its industry peers in Fortune magazine's list of most-admired companies in America.

CareerPath.com was founded in 1995, and is owned by Knight-Ridder, New York Times Company, Tribune Company, The Washington Post Company, Cox Interactive Media, Gannett Company, and The Hearst Corporation.

This announcement is neither an offer to purchase or a solicitation of an offer to sell shares of CareerBuilder. At the time the tender offer is commenced, the acquiring company will file a Tender Offer Statement with the Securities and Exchange Commission and CareerBuilder will file a Solicitation/Recommendation Statement with respect to the offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/ RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH

RESPECT TO THE OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of CareerBuilder, at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed with the
SEC) and the Solicitation/Recommendation Statement will also be available for free at the SEC's Web site at www.sec.gov.


MEDIA CONTACTS:
Rashmi Turner                Cynthia Funnell           Meredith Leyva
Tribune Company              KnightRidder.com          Fleishman-Hillard
(312) 527-8787 (office)      (408) 938-6076 (office)   (202) 421-6214
(312) 222-5761 (fax)         (408) 938-6098 (fax)      leyvam@fleishman.com
rsturner@tribune.com         cfunnell@realcities.com   --------------------
--------------------         -----------------------
                                              Diane Strahan or
Katherine Sopranos                            Barry Lawrence,
(312) 312-222-4204 (office)                   CareerBuilder
(312) 222-5761 (fax)                          (703) 259-5750/5793
Ksopranos@tribune.com                         diane.strahan@careerbuilder.com
---------------------                         -------------------------------
                                              barry.lawrence@caareerbulider.com
                                              ---------------------------------

                           CAREERBUILDER FACT SHEET

CareerBuilder, Knight Ridder and Tribune Form Recruitment Powerhouse

     . Industry leader with access to more than 3 million jobs

     . More than 110,000 jobs added weekly - delivering today's most current jobs to the job seeker's front door

     . Over 5.0 million unique visitors coming to CareerBuilder Network sites

     . More than 100,000 existing local customers . . . and growing

     . Industry leading sales force with more than 150 direct sales reps and over 4000 print and online reps

     . More than 1.5 million fresh resumes

     . Partnership will include 45 local daily and national newspapers, with a circulation over 12 million

     . Presence in over 60 local markets, including 24 of the nation's top 25
       DMA's

     . Partnered with over 70 affiliates, powering 100 career centers on the Web's most widely visited sites- including MSN.com, Bloomberg.com, USATODAY.com, chicagotribune.com, philly.com, bayarea.com and latimes.com

Headquarters:                           Management Team:
CareerBuilder, Inc.                     Rob McGovern, Chairman and Chief Executive Officer
10780 Reston Parkway                    Jim Winchester, Senior Vice President of Engineering
Suite 200                               Jim Tholen, Senior Vice President & CFO
Reston, Virginia 20191                  Diane S. Strahan, Vice President of Marketing &
                                          Communications
(703) 259-5500                          Randy Potts, Vice President of Sales
http://www.careerbuilder.com            Myles Fuchs, Vice President of Advertising Sales
                                        Nancy Porte, Director of Customer Service



Statements pertaining to the new CareerBuilder Network are subject to the completion of the transactions.

Description of Graphic Presentation

SCREEN 1:  "The CareerBuilder Network Will Power 100 Career Sites on the Web"
           "The Nation's Most Targeted Online Recruitment Network CareerBuilder Network"

SCREEN 2:  "Helps You Target Qualified Candidates . . ." "National Sites"
           (listing of national sites)

SCREEN 3:  "Who Have the Right Experience . . ." "Professional Sites" (listing of professional sites)

SCREEN 4:  "And the Right Skill Sets . . ." "Specialty Sites" (listing of specialty sites)

SCREEN 5:  "With Pin Point Accuracy . . ." "Local Sites" (listing of local sites) "The New CareerBuilder Network Takes Targeting to the Local Level . . ." "To More than 45 Major Daily Newspapers in 60 Key Local Markets." "Reaching 24 of the Top 25 DMA's!" (listing of newspapers and urls)